SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 RYANAIR RECOGNISES FORSA UNION FOR IRISH BASED CABIN CREW

OVER 65% OF RYANAIR CABIN CREW NOW COVERED BY UNION RECOGNITION AGREEMENTS

Ryanair today (30 Aug) announced that it has signed its fourth cabin crew union recognition agreement with Forsa, who will be the representative body for Ryanair's directly employed cabin crew in Ireland.

Ryanair looks forward to working with Forsa and the elected Ryanair (Cabin Crew) Company Council to conclude an early CLA for Ryanair's directly employed cabin crew based in Ireland. This agreement follows Ryanair's cabin crew recognition deals with the Italian ANPAC, ANPAV and Fit-Cisl unions, UNITE the union in the UK and the Ver.di union in Germany.

Ryanair's Chief People Officer, Eddie Wilson said:

"We are pleased to sign this cabin crew recognition agreement with Forsa in Ireland. We look forward to working closely with both Forsa and their Company Council to address issues of concern to our directly employed Irish based cabin crew. This is a further sign of the progress Ryanair is making with trade unions since our December 2017 decision to recognise unions, with over 65% of our cabin crew now covered by recognition agreements and we hope to sign more agreements in the coming weeks."

ENDS

For further information
please contact:
Robin Kiely                            Piaras Kelly
Ryanair DAC                         Edelman Ireland
Tel: +353-1-9451949             Tel: +353-1-6789333
press@ryanair.com                          ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 August, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary